Exhibit 99.1

Medigus’ Board is Executing a Clear Strategic Vision and is aligned with the Best Interests of All Shareholders

Medigus’ Board and Management Are Driving Value through Strategic deals for both MUSE and ScoutCam Camera Technology

Believes Dissident Shareholder Group Lacks Experience

Vote the WHITE Proxy Card Today to Protect Your Investment in Medigus

September 7, 2018

Dear Fellow Shareholders,

At the upcoming annual meeting of shareholders on September 20, 2018, you will be called upon to make a choice that will directly impact the future of your investment with Medigus.

L.I.A. Pure Capital Ltd., or Pure Capital, an Israeli activist investor group, is attempting to launch a disruptive proxy contest at the Company’s annual meeting. Pure Capital has nominated its own slate of nominees to become members of the Company’s board of directors, replacing all current directors of our Company.

Following a detailed review process, leading proxy advisory firm Institutional Shareholder Services Inc. (ISS) has recommended shareholders vote “AGAINST” Pure Capital’s nominees as they have failed to establish that board change is warranted or would be likely to affect positive change. We agree with ISS’ analysis, and strongly believe that your investment in Medigus will be at risk should you decide to grant control of the Company to this group whose nominees lack, to our belief, the experience required to realize the full potential of our innovative science, technology and intellectual property portfolio. Moreover, based on publicly available information, it seems that Pure Capital has a track record of assuming control of public companies mainly for the purpose of trading them as shells, with little regard for the Company’s existing commercial relationship and collaborations and without delivering on the promise of a Company’s assets.

We ask you to protect the value of your investment and reject Pure Capital’s tactics by voting on the WHITE proxy card “FOR” Proposal No. 1 and the election of Mr. Christopher Rowland, Mr. Doron Birger, Mr. Eitan Machover, Ms. Efrat Venkert and Mr. Yuval Yanai, the nominees proposed by the Company’s Board of Directors to continue growing the Company’s core business and creating shareholder value, and “AGAINST” Proposal No. 5 and the election of Prof. Benad Goldwasser, Mr. Ronen Rosenbloom, Mr. Eli Yoresh and Mr. Eli Cohen, the nominees proposed by Pure Capital.

MANAGEMENT AND BOARD’S STRATEGIC PLAN HAVE POSITIONED MEDIGUS FOR GROWTH

Following the success of our last fund raise and the careful reduction of our operating expenses during the past year, the Company now has sufficient resources to intensely focus on continued execution of commercialization strategies in key markets to broaden availability of the Company’s solutions: the MUSETM System and ScoutCamTM.

The commercialization of the MUSETM System has produced significant traction in the two most recent quarters, including:

●	Expansion of MUSETM commercialization in the US. We recently executed an exclusive distribution arrangement with MicroTech Endoscopy USA, a high growth Endoscopy company with a large sales organization throughout the US.

●	Broadening MUSE commercialization throughout Europe. Our new distribution partners in Spain and Turkey are already driving procedures and strong distributors in Italy and Germany.

●	Driving China FDA submission and clinical trial program. We anticipate trial enrollment will be completed in Q4 2018 and CFDA regulatory submission will be completed in 2019 (over 70% of patients enrolled to date).

The benefits of our strategy in connection with the ScoutCamTM is notable through our entry into the orthopedic market through the recent $780,000 development and manufacturing agreement with A.M. Surgical to provide an integrated visualization device that may offer a higher level of surgical control and visualization for hundreds of thousands of carpal tunnel release procedures annually in the US.

We believe Medigus’ shareholders can protect the value of their investment by voting the WHITE proxy card “FOR” proposal No. 1 and the re-election of the Board’s highly qualified and experienced director nominees: Mr. Christopher Rowland, Mr. Doron Birger, Mr. Eitan Machover, Ms. Efrat Venkert and Mr. Yuval Yanai.

Your vote is extremely important, no matter how many or how few shares you own. As the annual meeting date is shortly approaching, we implore you to vote as soon as possible either by telephone, online, or by signing and dating the enclosed WHITE proxy card and voting for proposal No. 1 and return it in the postage-paid envelope provided. Please do NOT return or otherwise vote on any proxy card that may be sent to you by Pure Capital. If you have any questions or need assistance voting your shares, please contact our proxy solicitor, Morrow Sodali - stockholders should call (800) 662-5200 and banks and brokers should call (203) 658-9400 or by email MDGS@morrowsodali.com

On behalf of Medigus’ Board of Directors, thank you for your continued support.

Sincerely,

Doron Birger

Chairman of the Board of Directors

2

THE MEDIGUS BOARD IS DEDICATED TO COMPANY AND SHAREHOLDERS' SUCCESS

The experience of our current directors is crucial for overseeing the successful execution of Medigus’ strategic plan, and we are confident that our team can continue to deliver on the promise of our innovative technology platform.

In addition, all of the Company’s current directors, other than our chief executive officer, are independent, which reflects their ability to act in the best interests of all the Company’s shareholders, without any predisposition to the interests of specific shareholders. The combination of impartiality, commitment to shareholder value, as well as tried and tested experience in the Company’s fields of activity is imperative to driving the Company’s strategic goals and cementing strategic partnerships with leaders in the medical device space.

Current leadership includes:

●	Christopher (Chris) Rowland (56) has been serving as a member of the Medigus Board since March 2013 and as Chief Executive Officer since October 2013. Mr. Rowland has been in the Medical Device business for over 25 years working with large global multinationals, mid-caps, small caps and startups. Chris has a B.Sc. in Marketing from Southern Illinois University.

●	Doron Birger (67) has been serving as a member of our board of directors since May 2015 and as Chairman of our board of directors since August 2017. Mr. Birger currently serves as a director of Icecure Medical Ltd. (TASE:ICCM), and as chairman and director of several private companies in Israel in the hi-tech sector mainly in the medical device field. From 2002 to 2007, Mr. Birger served as the chairman of the board of directors of Given Imaging Ltd. and later on as board member until February 2014. Mr. Birger served as chief executive officer of Elron Electronic Industries, Ltd., or Elron, from August 2002 to April 2009. Mr. Birger is a director of variety of none profit organizations in Israel. Mr. Birger holds a B.A. and an M.A. in economics from the Hebrew University Jerusalem.

●	Eitan Machover (56) has been serving as a member of our board of directors since September 29, 2016. Mr. Machover has been the Principal and Owner of EM Advisory Services since August 2011. Mr. Machover is a Partner at Ziegler Meditech Equity Partners since 2003. He serves on the board of directors of numerous public and private companies, including: Brenmiller Energy, Ltd. (TASE: BRNG), since July 2017; WCG Properties, Ltd. (TASE: WCG.B2), since June 2017; Electra Real Estate (TASE:ELTR), since October 2014; Related Commercial Portfolio, Ltd. (TASE:RLCM:B1), since July 2015 and MaxQ AI (aka MedyMatch Ltd.) Mr. Machover previously held various business development and M&A positions at GE in the U.S., Europe and Asia from 1989 until May 2010, and led integrations into GE’s Israeli operations, having been named the National Executive for General Electric Israel, overseeing all of GE’s activities in Israel. Mr. Machover holds a B.S. in Business Communications from Emerson College, Boston, Massachusetts, and MBA in Finance and Marketing from Boston College.

●	Efrat Venkert (52) has been serving as a member of our board of directors since September 2013. Ms. Venkert has vast experience in legal advice to companies and in business law. Ms. Venkert holds an LL.B. from Hebrew University, Jerusalem, Israel and an MBA from Haifa University, Haifa, Israel, and is a graduate of Directors’ Course, Lahav, Tel-Aviv University, Israel.

●	Yuval Yanai (66) was appointed by our board of directors to serve as a member of our board of directors since February 2018. Mr. Yanai currently serves as a member of the board of directors of Mazor Robotics Ltd. (NASDAQ:MZOR; TASE: MZOR), Check-Cap Ltd. (NASDAQ:CHEK) and Clal Biotechnology Ltd. (TASE: CBI). Mr. Yanai also serves as a director of Hadassah Medical Center and Standard & Poors Maalot, Efranat Ltd., Endobetix Ltd., Nobio Ltd. and as the chairman of the Israeli Fund for UNICEF. Mr. Yanai served as Senior Vice President and Chief Financial Officer of number of public companies such as Given Imaging Ltd. (NASDAQ:GIVN; TASE:GIVN), Koor Industries Ltd. (TASE:KOOR; NYSE:KOR), NICE Systems Ltd. (NASDAQ:NICE; TASE:NICE) and Elscint Ltd. (NYSE:ELT). Mr. Yanai holds a B.A. degree in Accounting and Economics from Tel-Aviv University.

3